Nexa Reports Second Half and Full Year 2025 Exploration Results

Positive Exploration Results Across Core Operations and Mineralization Expansion

Luxembourg, February 11, 2026 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to announce the drilling and assay results for the second half and full year of 2025. This document contains forward-looking statements.

Highlights

•	Cerro Lindo - Orebody 8C: 22.2 meters at 2.11% Zn, 0.30% Pb, 0.06% Cu and 7.07 g/t Ag in drill hole PECLD07998 from 571.6 meters.
•	Aripuanã - Massaranduba target: 16.6 meters at 9.63% Zn, 3.03% Pb, 0.13% Cu, and 50.87 g/t Ag, including 4.8 meters with 25.31% Zn, 8.01% Pb, 0.11% Cu, and 121.88 g/t Ag in drill hole BRAPD000227 from 67.1 meters.
•	Vazante - Conexão Sucuri Norte target: 14.2 meters at 25.93% Zn, 0.26% Pb, and 57.25 g/t Ag in drill hole BRBVZEND000095 from 365.9 meters.
•	El Porvenir - Integración target: 80.5 meters at 3.07% Zn, 1.60% Pb, 0.13% Cu, 250.79 g/t Ag, and 1.06 g/t Au, including 72.2 meters at 3.34% Zn, 1.75% Pb, 0.14% Cu, 277.38 g/t Ag in drill hole PEEPD03045 from 273.8 meters.

Summary

Nexa’s 2025 drilling strategy focused on three key areas: near-mine expansion, brownfield and infill drilling, and greenfield exploration at prospective projects.

Cumulative drilling for 2025 totaled 274,889 meters, comprising 69,807 meters of exploration drilling and 205,082 meters of infill drilling. In 2H25, drilling amounted to 142,979 meters, including 101,317 meters of infill drilling and 41,662 meters of exploration drilling. Such exploration drilling included 30,194 meters in Peru (using 13 rigs) and 11,468 meters in Brazil (using 10 rigs), with 18,653 meters dedicated to early-stage greenfield projects across both countries.

Exploration drilling targeted new or expanded mineralization, while infill drilling sought to improve geological confidence within existing orebodies

For the first half of 2026, Nexa plans to execute 32,320 meters of exploration drilling, including 25,520 meters in Peru (with nine rigs) and 6,800 meters in Brazil (with four rigs).

The results of the drilling carried out in 2025 support Mineral Resource replenishment, mine life extension and reinforce Nexa’s medium-term production optionality.

Commenting on the results, Jones Belther, Senior Vice President of Technical Services & Business Development, stated: “In 2025, our exploration program delivered strong results, reaffirming the attractive geological potential across our portfolio. During the year, Nexa completed 69,807 meters of exploration drilling. The program yielded significant developments at key assets: At the Cerro Pasco Complex, drilling at the Integración target expanded the know mineralized zone. The campaign at El Porvenir, intersecting thick, polymetallic structures with high silver grades. At Aripuanã, exploration at the Massaranduba target confirmed the continuity of mineralization, intersecting a thick, high-grade body in a recently discovered zone. These results are expected to extend the life-of-mine. Drilling at Cerro Lindo confirmed continuity in Orebody 8C. At Vazante, exploration efforts focused on the Vazante Sul, Varginha, and Conexão Sucuri Norte targets, confirming mineralization extensions at the latter. Collectively, these positive results will support the replenishment of Mined Reserves in the coming years. For 2026, Nexa plans to execute 59,870 meters of exploration drilling, with approximately 74% allocated in Peru.”

Cerro Lindo

In the second half of 2025, the exploration program remained focused on expanding known orebodies southeast of Cerro Lindo, primarily targeting extensions of mineralized zones in Orebody 8C. A total of 2,017 meters of exploration drilling and 35,115 meters of infill drilling were completed. Drilling results from hole PECLD07998 confirmed the continuity of mineralization in Orebody 8C, with an intercept of 22.2 meters at 2.11% Zn, 0.30% Pb, 0.06% Cu and 7.07 g/t Ag.

For the full year of 2025, cumulative drilling totaled 78,180 meters, comprising 5,879 meters of exploration drilling and 72,301 meters of infill drilling.

Note: Intervals without reported assays either contain no consistent samples > 2.0% Zinc + Lead or >0.5% Copper or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

390000
392000
394000
N
PUCASALLA
8556000
8554000
CERRO LINDO
2025 drilling program
Underground drilling
Drillholes 1H25
Drillholes 2H25
Mineralization
2 km
OB8B
OB8C
B
A
PECLD08058
PECLD07895
PECLD08078
PECLD07960
PECLD07998

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In 1H26, Nexa plans to execute 36,000 meters of infill drilling using nine rigs, aiming to extend the Life of Mine (“LOM”).

Aripuanã

Our exploration strategy at Aripuanã remained focused on the Massaranduba target, with the objective of identifying new mineralized zones and improving the long-term optionality of the mine.

In 2H25, we completed 3,849 meters of exploration drilling and 8,096 meters of infill drilling.

Results from drill hole BRAPD000227 confirmed the continuity of mineralization at the Massaranduba target, returning a significant intercept of 16.6 meters at attractive grades such as 9.63% Zn, 3.03% Pb, 0.13% Cu, and 50.87 g/t Ag. This includes a high-grade zone of 4.8 meters at 25.31% Zn, 8.01% Pb, 0.11% Cu, and 121.88 g/t Ag. These results reinforce the potential of Massaranduba to contribute to future Mineral Resource growth to enhance operational flexibility at Aripuanã.

For the full year of 2025, cumulative drilling totaled 35,971 meters, comprising 9,301 meters of exploration drilling and 26,670 meters of mining infill drilling.

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Note: Intervals without reported assays either contain no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

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5

In the first half of 2026, exploration efforts will increasingly incorporate geophysical programs to support target generation, expand known mineralized zones and guide future drilling campaigns.

Vazante

The brownfield exploration program at Vazante remains focused on expanding mineralized zones in proximity to existing operations, with the objective of extending the life of mine and optimizing capital efficiency.

In 2H25, we completed 6,728 meters of exploration drilling across key targets, including 1,803 meters at Vazante Sul, 1,542 meters at Varginha Norte, and 3,384 meters at Conexão Sucuri Norte. In parallel, 39,660 meters of mining infill drilling were completed across the Vazante and Extremo Norte mines using six rigs.

Drilling results from hole BRBVZEND000095 confirmed mineralization at the Conexão Sucuri Norte target, with an intercept of 14.2 meters at 25.93% Zn, 0.26% Pb, and 57.25 g/t Ag. These results reinforce the continuity of mineralization and the relevance of Conexão Sucuri Norte as a key contributor to the Vazante brownfield portfolio.

For the full year of 2025, cumulative drilling totaled 83,246 meters, comprising 14,485 meters of exploration drilling and 68,761 meters of mining infill drilling.

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Note: Intervals without assays either contain no consistent samples > 3.0% Zinc or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

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Varginha Norte
Conexão Sucuri Norte
Varginha
Sucuri
Lumiadeira
Vazante City
Vazante Sul
2 km
2025 Surface Drilling
Completed
In Progress
Planned
Mineralized Zone
Conexão Sucuri Norte
BRBVZEND000087/82
BRBVZEND000084/91/95
BRBVZEND000080/83/92
BRBVZEND000085/88
BRBVZEND000096/105
BRBVZEND000097
100m
2025 Surface Drilling
Completed
Planned

A
B
600m
600m
4.2m @ 18.79% Zn + 0.28% Pb + 10.21 g/t Ag
7.7m @ 11.88% Zn + 0.27% Pb + 8.95 g/t Ag
1.6m @ 12.73% Zn + 0.26% Pb + 1.61 g/t Ag
Conexão Sucuri Norte
400m
400m
0.6m @ 18.43% Zn + 0.29% Pb + 15.42 g/t Ag
BRBVZEND000092
3.6m @ 24.28% Zn + 0.40% Pb + 20.02 g/t Ag
5.9m @ 15.97% Zn + 0.18% Pb + 15.38 g/t Ag
1.5m @ 32.55% Zn + 0.24% Pb + 14.95 g/t Ag
BRBVZEND000083
200m
BRBVZEND000080
200m
Willemite breccia
Hydrothermal breccia
Stromatolytic dolomite
Phyllites and marls
Pink dolomite
Phyllites and marls
Grey dolomite

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In the first half of 2026, drilling activities will continue to be focused on the Varginha and Conexão Sucuri Norte areas, with a planned total of 6,800 meters of exploration drilling using four rigs.

El Porvenir

In 2H25, the exploration program executed 10,415 meters at the Integración target, advancing the strategy initiated in 2024 when part of the target was converted into Inferred Mineral Resources. The 2025 drilling focused on step-out drillholes to expand the mineralized zone and support additional Inferred Mineral Resource growth. In parallel, 16,466 meters of mining infill drilling improved geological confidence in central areas of the target. These results continue to confirm the strong potential of the Integración target to contribute to future Mineral Resource expansion at El Porvenir.

Drilling has successfully confirmed the extension of the mineralized zone, with notable intercepts including the hole PEEPD03045 with 80.5 meters at 3.07% Zn, 1.60% Pb, 0.13% Cu, 250.79 g/t Ag, and 1.06 g/t Au, and hole PEEPD03120 with 14.6 meters at 8.43% Zn, 2.33% Pb, 0.37% Cu, 83.31 g/t Ag, and 0.38 g/t Au, including 6.4 meters at 7.17% Zn, 4.23% Pb, 0.36% Cu, 1,470.79 g/t Ag, and 6.11 g/t Au.

For the full year of 2025, cumulative drilling at El Porvenir totaled 47,174 meters, comprising 11,804 meters of exploration drilling and 35,370 meters of infill drilling.

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10

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Note: Intervals without assays either contain no consistent samples > 2.0% Zinc + Lead or >75 g/t Silver or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

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366000
367000
368000
369000
8831000
8830000
8829000
8828000
8827000
8826000
N
V27
OB13
OB23
CNE
Anita
San Gerardo
open pit
OB10
OB17
Prvs
PEEPD03087
PEEPD03042
PEEPD03129
PEEPD03104
PEEPD03120
PEEPD03067
PEEPD03039
PEEPD03034
PEEPD03081
PEEPD03066
PEEPD03111
PEEPD03097
PEEPD03127
PEEPD03045
PEEPD03012
PEEPD03141
PEEPD03078
PEEPD03105
A
B
C
D
Integración
Atacocha
El Porvenir
V1204
Don Lucho
Boc +80
Porv9
Pique Picasso
VAM
Progreso
P2SW
Sara
Known Ore Bodies
Claim limit
2025 Underground drilling
Drillhole executed
1km

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For the first half of 2026, drilling will continue at El Porvenir, focusing on the Integración target at the 3,300 level. This program is designed to extend known mineralization and support the conversion of Inferred Mineral Resources, with planned 11,760 meters of drilling with three rigs.

Atacocha

No drilling activities are planned at Atacocha for 2026, as the Company will focus its exploration efforts on higher-priority targets.

Hilarión

In the first half of 2026, the Company will initiate a drilling program focused on expanding high-grade Mineral Resources, with a planned total of 1,200 meters to be executed using one drill rig.

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Namibia

As part of the portfolio optimization strategy announced on May 15, 2025, Nexa completed the divestment of its Otavi and Namibia North projects on December 22, 2025. This transaction aligns with the Company’s disciplined capital allocation framework and its focus on return-generating assets.

Namibia remains a strategic region for Nexa, supporting the advancement of copper exploration initiatives beyond Latin America.

No drilling activities were carried out in Namibia in 2H25.

For the first half of 2026, exploration activities in Namibia will focus on airborne geophysical surveys, surface work, geological mapping, and target generation within the Kalahari Copper Belt. These activities are designed to mature priority targets and build a pipeline of future drilling opportunities, consistent with Nexa’s long-term copper growth strategy.

2026 Mineral Exploration Strategy

In 2026, Nexa’s exploration strategy remains focused on the expansion of Mineral Resources and the generation of new opportunities through disciplined drilling programs, geological mapping, and integrated data analysis. A total of 59,870 meters of drilling is planned, including 15,450 meters (26%) in Brazil and 44,420 meters (74%) in Peru.

The Company’s key regional plans are as follows:

•	Cerro Lindo: Efforts will prioritize geological activities to support long-term mine life extension.
•	Aripuanã: Exploration initiatives will focus on geophysical programs designed to identify new targets and expand existing mineralized zones to enhance operation flexibility.
•	Vazante: The 2026 work program includes 13,200 meters of drilling, continuing extension drilling at the Varginha, Conexão Sucuri Norte, Extremo Norte, and Lumiadeira targets to support mine life extension.
•	Cerro Pasco Complex: The plan includes 18,460 meters of drilling along the extension of the Integración target at 3,300 level, with the objective of expanding known mineralization.
•	Hilarión: Nexa will initiate a 4,000-meter drilling program focused on expanding high-grade resources.
•	Florida Canyon: Efforts will remain directed toward geological mapping and data integration to define future exploration strategies.
•	Namibia: Activities will concentrate on surface work and target generation within the Kalahari Copper Belt, advancing early-stage copper opportunities aligned with Nexa’s geographic diversification strategy.

Additionally, Nexa plans to advance its regional exploration portfolio through 24,210 meters of diamond drilling, prioritizing key exploration belts for further Mineral Resource expansion. Across all jurisdictions, the strategy aims to optimize capital allocation, strengthen the copper portfolio, and support long-term value creation.

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Note 1 – Laboratory Reference

The laboratories used to test our assays were: Bureau Veritas until November 11, 2025; and SGS Geosol after August 14, 2025, for Brazil and Peruvian greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, FAusIMM (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available under Nexa’s profile on SEDAR+ at www.sedarplus.ca.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, with zinc as our main product. We have over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five polymetallic mines – four long-life underground mines (two in the Central Andes region of Peru and two in Brazil, in the states of Minas Gerais and Mato Grosso) and one open-pit mine in Peru. Nexa also owns and operates three zinc smelters: two in Minas Gerais, Brazil (Três Marias and Juiz de Fora), and one in Lima, Peru (Cajamarquilla), which is the largest zinc smelter in the Americas.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of Mineral Resource and Mineral Reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; and the impacts of COVID-19 on our operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

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These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Resources and/or Mineral Reserves, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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